                                                                    ------------
                                                                    OMB APPROVAL
                                                                    ------------
                                    UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C.  20549

                                 --------------------

                                     SCHEDULE 13D
                                   (Rule 13d - 101)
        INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSANT TO 13D-1(a) AND
                    AMENDMENTS THERETO FILED PURSUANT TO 13D-2(a)
                               (AMENDMENT NO.   12    )

                           PEC ISRAEL ECONOMIC CORPORATION
--------------------------------------------------------------------------------
                                   (Name of Issuer)

                       COMMON STOCK ($1.00 PAR VALUE PER SHARE)
--------------------------------------------------------------------------------
                            (Title of Class of Securities)

                                     705098-10-1
--------------------------------------------------------------------------------
                                    (CUSIP Number)

       JAMES I. EDELSON, 511 FIFTH AVENUE, NEW YORK, N.Y. 10017  (212) 551-8881
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                  Communications)

                                    MARCH 25, 1998
--------------------------------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                            Page 1 of 19 pages

                                  SCHEDULE 13D

CUSIP No. 705098-10-1                                         Page 2 of 19 Pages
--------------------------------------------------------------------------------
1    NAMES  OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     IDB Development Corporation Ltd
--------------------------------------------------------------------------------

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     BK

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Israel

--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         -0-
 NUMBER OF          ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY             14,937,792
  OWNED BY          ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING               -0-
PERSON WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         14,937,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              14,937,792

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                81.35%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                  CO

--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 705098-10-1                                         Page 3 of 19 Pages
--------------------------------------------------------------------------------
1    NAMES  OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     IDB Holding Corporation Ltd.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /

--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              -0-
                         -------------------------------------------------------
  NUMBER OF              8    SHARED VOTING POWER
   SHARES                     14,937,792
BENEFICIALLY             -------------------------------------------------------
  OWNED BY               9    SOLE DISPOSITIVE POWER
   EACH                       -0-
 REPORTING               -------------------------------------------------------
PERSON WITH              10   SHARED DISPOSITIVE POWER
                              14,937,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                           14,937,792
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               81.35%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                CO
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 705098-10-1                                         Page 4 of 19 Pages
--------------------------------------------------------------------------------
1    NAMES  OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Raphael Recanati
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            /X/

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY             14,937,792
  OWNED BY          ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING               -0-
PERSON WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         14,937,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    14,937,792

--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                              81.35%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 705098-10-1                                         Page 5 of 19 Pages
--------------------------------------------------------------------------------
1    NAMES  OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Elaine Recanati
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY             14,937,792
  OWNED BY          ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING               -0-
PERSON WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         14,937,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          14,937,792
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                               81.35%

--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 705098-10-1                                         Page 6 of 19 Pages
--------------------------------------------------------------------------------
1    NAMES  OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Leon Recanati
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable

--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel

--------------------------------------------------------------------------------
                    7    SOLE VOTING POWER
                         -0-
  NUMBER OF         ------------------------------------------------------------
   SHARES           8    SHARED VOTING POWER
BENEFICIALLY             14,937,792
  OWNED BY          ------------------------------------------------------------
   EACH             9    SOLE DISPOSITIVE POWER
 REPORTING               -0-
PERSON WITH         ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER
                         14,937,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                              14,937,792
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   81.35%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                   IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                     SCHEDULE 13D

CUSIP No. 705098-10-1                                         Page 7 of 19 Pages
--------------------------------------------------------------------------------
1    NAMES  OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Judith Yovel Recanati
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                   (a) /X/
                                                                         (b) / /
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     Not Applicable
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(D) OR 2(E)                                                            / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Israel
--------------------------------------------------------------------------------
                         7    SOLE VOTING POWER
                              -0-
  NUMBER OF              -------------------------------------------------------
   SHARES                8    SHARED VOTING POWER
BENEFICIALLY                  14,937,792
  OWNED BY               -------------------------------------------------------
   EACH                  9    SOLE DISPOSITIVE POWER
 REPORTING                    -0-
PERSON WITH              -------------------------------------------------------
                         10   SHARED DISPOSITIVE POWER
                              14,937,792
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                          14,937,792
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                81.35%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
                                 IN
--------------------------------------------------------------------------------
                       *SEE INSTRUCTIONS BEFORE FILLING OUT!
            INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
        (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

          Unless otherwise defined in this Amendment No. 12 to Schedule 13D, capitalized terms used in this Amendment No. 12 are defined in Amendment No. 10 to this Statement on Schedule 13D, as previously filed.

          The following amends Items 2, 3, 4, 5, 6 and 7 of this Statement on
Schedule 13D, as previously filed.

Item 2.   IDENTITY AND BACKGROUND

          (a), (b) and (c): In March 1997, Mr. Jacob Recanati died and ceased to be a Reporting Person. Mr. Recanati's widow, Elaine Recanati, 57 Margalit Street, Haifa, Israel, is hereby added as a Reporting Person. Mrs. Recanati's principal occupation is being a housewife.

          As of March 15, 1998, IDB Holding owned approximately 71.0% of the outstanding shares of IDB Development.

          Mr. Raphael Recanati and Mrs. Elaine Recanati are brother-in-law and sister-in-law and Mr. Leon Recanati and Mrs. Judith Yovel Recanati are brother and sister and are the nephew and niece of Mr. Raphael Recanati and Mrs. Elaine Recanati. Companies controlled by Raphael Recanati, Elaine Recanati, Leon Recanati and Judith Yovel Recanati together beneficially owned 52.61% of equity and voting power of IDB Holding as of March 15, 1998. Mr. Raphael Recanati is the Chairman of the Board of Directors of IDB Holding, IDB Development and the Issuer. Mr. Leon Recanati's principal occupation is Joint Managing Director of IDB Holding and Chairman of Clal (Israel) Ltd. and he is a director of IDB Development.

          The name, citizenship, residence or business address, present principal occupation, and the name, principal business and address of each corporation in which such occupation is conducted of each of the executive officers and directors of IDB Holding and IDB Development are set forth on Schedules A and B hereof and are incorporated herein by reference.

          (d) None of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding, excluding traffic violations and similar misdemeanors, except as provided below.

                              Page 8 of 19 pages

          On February 16, 1994, following a lengthy trial in the District Court of Jerusalem, State of Israel, of 22 defendants, including IDB Holding, the four largest Israeli banks, and members of their senior management, IDB Holding, all the banks, including Israel Discount Bank Limited ("IDBL") of which IDB Holding was the parent, and all the management-defendants were convicted of contravening certain provisions of Israel's laws in connection with activities that arose out of a program related to the regulation of bank shares prior to October 1983. Messrs. Raphael Recanati, Eliahu Cohen and Oudi Recanati, who were among the management-defendants, and IDB Holding categorically denied any wrongdoing and appealed to the Supreme Court of Israel, which found that the share regulation had been authorized and encouraged by high officials of the Israeli Government, overturned the principal count of the indictments of the management-defendants, and acquitted IDB Holding of all charges. The Court left standing the lower court's finding that Messrs. Raphael Recanati and Eliahu Cohen, who were principal executive officers of IDBL, and Mr. Oudi Recanati, who was a member of that bank's senior management, caused improper advice to be given in connection with the sale of securities and that Messrs. Raphael Recanati and Eliahu Cohen caused false entries in corporate documents, in contravention of Israeli laws. Messrs. Raphael Recanati, Eliahu Cohen and Oudi Recanati received from the lower court suspended sentences of two years, two years and 18 months, respectively, all of which have lapsed, and they were fined approximately $200,000, $167,000 and $134,000, respectively. None of the activities in question, which occurred more than 14 years ago, relate to or involve the Issuer or its business in any way.

          (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which as a result of such proceedings was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

          (f)  Mrs. Elaine Recanati is a citizen of the United States.


                                Page 9 of 19 pages

Item 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On March 25, 1998, IDB Development acquired 1,744,200 Shares in privately negotiated transactions from 15 individuals or entities at a price of $25.50 per Share, or an aggregate amount of $44,477,100. IDB Development purchased the 1,744,200 Shares with funds borrowed from Bank Hapoalim (the "Bank"). The loan matures on March 19, 1999, is unsecured and bears interest at the rate which the Bank announces from time to time as its prime lending rate, as in effect from time to time, less 1% per annum, payable at maturity of the loan. As of March 25, 1998, the Bank's prime lending rate was 13.7% per year. The loan may be paid at any time without penalty.

Item 4.   PURPOSE OF THE TRANSACTION

          The 1,744,200 Shares acquired by IDB Development were purchased for investment purposes. IDB Development may purchase additional Shares from time to time in the open market, in privately negotiated transactions or otherwise at prices and/or other terms acceptable to the Reporting Persons.

          IDB Development is considering possible corporate restructuring transactions relating to the Issuer which may involve the acquisition of the Shares held by the Issuer's public shareholders, but no determination has been made as to whether any such transaction will be carried out.

          If the Reporting Persons believe it to be in their interest, the Reporting Persons may sell all or any portion of the Shares.

Item 5.   INTEREST IN SECURITIES OF THE ISSUER AND
Item 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
          RELATIONSHIPS WITH RESPECT TO SECURITIES
          OF THE ISSUER

          The Issuer has advised the Reporting Persons that there were 18,362,188 Shares outstanding on March 25, 1998. The percentages of Shares outstanding set forth in this Amendment No. 12 are based on this number.


                             Page 10 of 19 pages

          On March 25, 1998, IDB Development purchased 1,744,200 Shares from 15 individuals or entities in privately negotiated transactions for a purchase price of $25.50 per Share. Each seller agreed not to purchase any shares for a period of one year.

          Except for the purchase of the 1,744,200 Shares, none of the Reporting Persons purchased or sold any Shares during the 60 day period preceding March 25, 1998.

          As of March 25, 1998, IDB Development beneficially owned 14,937,792 Shares, or approximately 81.35% of the Shares. IDB Development shares the power to vote and dispose of these Shares with IDB Holding and the Reporting Persons who are natural persons.

          As reflected on the Schedules hereto, information provided to the Reporting Persons indicates that as of March 15, 1998, the executive officers and directors of IDB Holding and IDB Development (other than the Reporting Persons who are natural persons) owned an aggregate of 9,000 Shares.

Item 7.   MATERIAL TO BE FILED AS EXHIBITS

Schedules A and B             Name, citizenship, business address, present
                              principal occupation and employer of executive officers and directors of IDB Holding and IDB
                              Development.

Exhibit 1 -                   Agreement dated March 18, 1998 between Mrs. Elaine
                              Recanati and the Issuer authorizing the Issuer to file this Schedule 13D and any amendment thereto on behalf of Mrs. Recanati.

Exhibit 2 -                   Summary of terms of the loan agreement between
                              Bank Hapoalim and IDB Development.


                             Page 11 of 19 pages

SIGNATURE

          After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 12 is true, complete and correct.

Date:  March 25, 1998

                         IDB DEVELOPMENT CORPORATION LTD.
                         IDB HOLDING CORPORATION LTD.
                         RAPHAEL RECANATI
                         ELAINE RECANATI
                         LEON RECANATI
                         JUDITH YOVEL RECANATI

                    By:  PEC ISRAEL ECONOMIC CORPORATION

                    By:  /S/ JAMES I. EDELSON
                         ----------------------------------------------
                         James I. Edelson, Executive Vice President of PEC Israel Economic Corporation on behalf of IDB Development Corporation Ltd., IDB Holding Corporation Ltd. and Raphael Recanati pursuant to agreements annexed as exhibits to Amendment No. 4 to the Schedule 13D, on behalf of Leon Recanati and Judith Yovel Recanati pursuant to agreements annexed as exhibits to Amendment No. 7 to the Schedule 13D and on behalf of Elaine Recanati pursuant to an agreement annexed as exhibit 1 to this Amendment No. 12.







                                  Page 12 of 19 pages

                                      Schedule A

                (Information provided as of March 15, 1998 in response
                        to Items 2 through 6 of Schedule 13D)
                Executive Officers, Directors and Persons Controlling
                           IDB Holding Corporation Ltd. (1)
                                       ("IDBH")
                 The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel

(citizenship the same as country of residence unless otherwise noted)

                                             Principal
Name and Address         Position            Occupation
----------------         --------            ----------

Raphael Recanati         Chairman of the     Chairman of the Board and
The Tower                Board and Managing  Managing Director of
3 Daniel Frisch Street   Director            IDBH, President of Finmar
Tel Aviv, Israel                             Equities Co. (Shipping
                                             and Finance) (2)

Arie Carasso             Director            Joint Managing Director
26 Rival Street                              of Moise Carasso Sons
Tel Aviv, Israel                             Ltd. (3)

Haym Carasso             Director            Joint Managing Director
26 Rival Street                              of Moise Carasso Sons
Tel Aviv, Israel                             Ltd.

Joseph Ciechanover       Director            President, Atidim-Etgar
12 Amirim Street                             Nihul Kranot B.M.
Savyon, Israel                               (General Partner,
                                             Investments) and Chairman
                                             of the Board of El Al
                                             Israel Airlines Ltd. (4)

Eliahu Cohen             Chairman of the     Joint Managing Director
The Tower                Executive           of IDB Development (5)
3 Daniel Frisch Street   Committee
Tel Aviv, Israel



                              Page 13 of 19 pages

                                             Principal
Name and Address         Position            Occupation
----------------         --------            ----------

William M. Davidson      Director            Chief Executive Officer
2300 Harmon Road                             of Guardian Industries
Auburn Hills, Michigan                       Corporation

Gideon Dover             Director            Director of Companies
4 Uri Street
Tel Aviv, Israel

Robert J. Hurst          Director            Vice Chairman of Goldman,
85 Broad Street                              Sachs & Co., Investment
New York, New York                           Bankers

Dalia Lev                Director            Joint Managing Director
The Tower                                    of IDB Development
3 Daniel Frisch Street
Tel Aviv, Israel

Hermann Merkin           Director            Member of the New York
415 Madison Avenue                           Stock Exchange, Inc.
New York, New York                           and the American Stock
                                             Exchange, Inc. (6)

Raphael Molho            Director            Director of Companies (7)
22 Ibn Gvirol Street
Jerusalem, Israel

Lenny Recanati           Director            Senior Manager of
14 Beth Hashoeva Lane                        Discount Investment
Tel Aviv, Israel                             Corporation Ltd.

Leon Recanati            Joint Managing      Joint Managing Director
The Tower                Director            of IDBH and Chairman of
3 Daniel Frisch Street                       the Board of Clal
Tel Aviv, Israel                             (Israel) Ltd. (8)

Oudi Recanati            Joint Managing      Joint Managing Director
The Tower                Director            of IDBH (9)
3 Daniel Frisch Street
Tel Aviv, Israel

                              Page 14 of 19 pages

                                             Principal
Name and Address         Position            Occupation
----------------         --------            ----------

Meir Rosenne             Director            Lawyer
14 Aluf Simhony Street
Jerusalem, Israel

Dov Tadmor               Director            Managing Director of
14 Beth Hashoeva Lane                        Discount Investment
Tel Aviv, Israel                             Corporation Ltd. (10)

Elaine Recanati                              Housewife
57 Margalit Street
Haifa, Israel
(citizen of the United
States)

Judith Yovel Recanati                        Housewife
64 Kaplan Street
Herzliya, Israel

Rina Cohen               Controller          Controller of IDBH (11)
The Tower
3 Daniel Frisch Street
Tel Aviv, Israel

Arthur Caplan*           Secretary           Secretary of IDBH (12)
The Tower
3 Daniel Frisch Street
Tel Aviv, Israel

James I. Edelson         U.S. Resident       Executive Vice President,
511 Fifth avenue         Secretary           Secretary and General
New York, New York                           Counsel of PEC Israel
                                             Economic Corporation (13)

(1) As of February 28, 1998, IDB Holding Corporation Ltd., an Israeli corporation located at The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel, owned approximately 71.0% of the outstanding shares of IDB Development Corporation Ltd. As of such date, companies controlled by Raphael Recanati, Elaine Recanati, Leon Recanati and Judith Yovel Recanati held in the aggregate approximately 52.61% of the voting power and equity of IDB Holding Corporation Ltd.


                              Page 15 of 19 pages

(2) Mr. Raphael Recanati is Chairman and Managing Director of IDB Development and Chairman of the Issuer.

(3)  Mr. Arie Carasso is a Director of IDB Development.

(4) Mr. Ciechanover is a Director of IDB Development and the Issuer. Mr. Ciechanover holds 2,000 shares of common stock of the Issuer.

(5)  Mr. Cohen is a Director of the Issuer.

(6) Mr. Merkin is a Director of the Issuer. Mr. Merkin holds 5,000 shares of common stock of the Issuer.

(7)  Mr. Molho is a Director of IDB Development.

(8)  Mr. Leon Recanati is a Director of IDB Development.

(9) Mr. Oudi Recanati is a Director of IDB Development and Vice Chairman of the Issuer.

(10) Mr. Tadmor is a Director of IDB Development.

(11) Mrs. Cohen is Controller of IDB Development and Controller Resident in Israel of the Issuer.

(12) Mr. Caplan is Secretary of IDB Development.

(13) Mr. Edelson holds 2,000 shares of common stock of the Issuer.

*    Mr. Caplan is a dual citizen of Israel and Great Britain.

          Based on information provided to the Reporting Persons, except as disclosed in Item 2 to this Schedule 13D, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of Schedule 13D.



                             Page 16 of 19 pages

                                      Schedule B

                (Information provided as of March 15, 1998 in response
                        to Items 2 through 6 of Schedule 13D)
         Executive Officers and Directors of IDB Development Corporation Ltd.
                 who are not Executive Officers or Directors of IDBH

Address is:  The Tower, 3 Daniel Frisch Street, Tel Aviv, Israel
                               (citizenship is Israel)

Name and Address              Position       Principal Occupation
----------------              --------       --------------------

Abraham Ben Joseph            Director       Director of Companies
87 Haim Levanon Street
Ramat Aviv
Tel Aviv, Israel

Avishay Braverman             Director       President of Ben Gurion
11 Jericho Street                            University of the Negev
Beer Sheva, Israel

Yair Hamburger                Director       Chairman and Managing
29 Derech Haganim                            Director of
Kfar Shmaryahu, Israel                       Harel Hamishmar
                                             Investments Ltd.

Michael Levi                  Director       President, Nilit, Ltd.
Textile Fashion Ctr.
2 Kaufman Street
Tel Aviv, Israel

David Leviatan                Director       Director of Companies
18 Mendele Street
Herzliya, Israel

Based on information provided to the Reporting Persons, none of the persons listed above has been convicted, or is subject to a judgment, decree or final order, in any of the legal proceedings enumerated in Items 2(d) and 2(e) of
Schedule 13D.


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